March 3, 2022

Via EDGAR

Timothy S. Levenberg, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 220549

Re:	Delaying Amendment for Giant Oak Acquisition Corporation
Registration Statement on Form S-1
File No. 333-22656773

Dear Mr. Levenberg:

Reference is made to the Registration Statement on Form S-1 (File No. 333-22656773) filed by Giant Oak Acquisition Corporation (the “Registrant”) on February 22, 2022 (the “Registration Statement”). On behalf of Giant Oak Acquisition Corporation, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the above referenced Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Becker & Poliakoff LLP, Attention: Steven L. Glauberman, email: sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Lei Zhang

Lei Zhang

cc:	Bill Huo, Esq.
Steven L. Glauberman, Esq.